SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 12 2022
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. st The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1 , 2018 and K-IFRS 1116 ‘Leases’ as of Jan st 1 , 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department. Tel : +82-2-3495-3557, 3254, 3564, 5344 Fax : +82-2-3495-5917 2

2 Financial Highlights 3 Business Overview 4 Appendix 3

1 1Q22 Highlights

Financial

Consolidated	Revenue	6,277.7 bn. (YoY +4.1%)	KT Separate	Revenue	4,608.4 bn. (YoY +0.7%)
	Operating Profit	626.6 bn. (YoY +41.1%)		Operating Profit	429.9 bn. (YoY +17.5%)

Operations

Accelerating DIGICO·B2B growth

DIGICO

Accelerating B2B growth by leading DX demand

- DIGICO B2B : YoY +10.5%
- Telco B2B : YoY +7.1%

Continuing Cloud/IDC growth, Launched kt cloud

- Cloud/IDC : YoY +14.7%

TELCO

Quantitative & qualitative growth with premium subs. expansion

- 5G subs 6.95m, representing 50% handset subs.
- Wireless revenue : YoY +2.4%

Strengthen new growth portfolio through partnership & cooperation

Contents

All-round cooperation with CJ ENM

- Attract 100bn investment for StudioGenie

Accelerating contents biz, Reinforcing media biz competencies

- Announcement of kt StudioGenie lineup
- Rebranding of Sky TV Channel as 『ENA』

Finance

K Bank net income expansion, Growth trend of Operating indicator

- Deposits(11.5tr won) YoY +32%/Loan(7.8tr won) YoY +104%

4

2 DIGICO Transformation

- Expand biz. portfolio and accelerate service revenue growth through DIGICO transformation
- B2B/DIGICO revenue portion target to 50% by 2025, which is currently 40% in 2021



Service Rev. +8.7%
1Q19 3.65 tr won
1Q22 3.96 tr won
(KT Separate, each 1Q accumulated revenue)
B2B DIGICO 37%
DIGICO Transformation
TELCO B2C
+2.5%
2.30 tr won
2.35 tr won
2019
2022
DIGICO B2C
+25.8%
0.44 tr won
0.55 tr won
2019
2022
B2B DIGICO 41%
TELCO B2B
+6.8%
0.49 tr won
0.52 tr won
2019
2022
DIGICO B2B
+26.5%
0.43 tr won
0.54 tr won
2019
2022

5

1 1Q22 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 6

K-IFRS / Consolidated 1 Income Statement • Operating revenue increased +4.1% YoY with balanced growth in both Telco and DIGICO business • OP and NI increased +41.1%, +39.5% YoY respectively with visible outcome of DIGICO transformation (Unit: KRW bn) 1Q21 4Q21 1Q22 QoQ YoY Operating Revenue 6,029.4 6,623.6 6,277.7 -5.2% 4.1% Service Revenue 5,230.4 5,758.1 5,565.5 -3.3% 6.4% 799.1 865.5 712.2 -17.7% -10.9% Handset Revenue 5,585.2 6,254.1 5,651.1 -9.6% 1.2% Operating Expense Operating Income 444.2 369.4 626.6 69.6% 41.1% Margin 7.4% 5.6% 10.0% 4.4%p 2.6%p 8.5% 6.4% 11.3% 4.9%p 2.8%p Margin* 24.0 137.9 15.6 -88.7% -35.1% Non-op. Income/Loss Income before taxes 468.2 507.2 642.2 26.6% 37.2% Net Income 326.5 424.4 455.4 7.3% 39.5% 5.4% 6.4% 7.3% 0.9%p 1.9%p Margin 1,345.3 1,283.5 1,518.3 18.3% 12.9% EBITDA 22.3% 19.4% 24.2% 4.8%p 1.9%p Margin ※ OP Margin* = Operating Income/Service Revenue 7

K-IFRS / Consolidated 2 Operating Expenses (Unit: KRW bn) 1Q21 4Q21 1Q22 QoQ YoY Operating Expenses 5,585.2 6,254.1 5,651.1 -9.6% 1.2% Labor Cost 1,024.2 1,076.1 1,040.4 -3.3% 1.6% General Expense 2,320.7 2,601.2 2,471.0 -5.0% 6.5% - Depreciation 901.2 914.1 891.7 -2.4% -1.1% Cost of Service Provided 757.4 987.0 799.6 -19.0% 5.6% Selling Expense 614.4 620.9 573.2 -7.7% -6.7% Cost of Handset sold 868.5 968.8 766.9 -20.8% -11.7% § Selling Expense (KT Separate) (Unit: KRW bn) 1Q21 4Q21 1Q22 QoQ YoY Selling Expense 631.0 673.9 613.2 -9.0% -2.8% 8

K-IFRS / Consolidated 3 Financial Position (Unit: KRW bn) 1Q21 4Q21 1Q22 QoQ YoY 33,547.6 37,301.1 0.4% 11.2% Assets 37,159.3 2,753.1 2,682.2 -11.2% -2.6% Cash & Cash equivalents 3,019.6 Liabilities 18,209.7 20,592.1 20,707.3 0.6% 13.7% Borrowings 7,724.6 8,437.7 8,894.9 5.4% 15.1% Equity 15,337.9 16,567.2 16,593.8 0.2% 8.2% Capital Stock 1,564.5 1,564.5 0.0% 0.0% 1,564.5 4,971.6 6,212.7 14.7% 25.0% Net Debt 5,418.1 118.7% 124.8% 0.5%p 6.1%p Debt / Equity 124.3% Net Debt / Equity 32.4% 32.7% 37.4% 4.7%p 5.0%p 132.8% 127.5% 124.9% 124.3% 124.8% 122.6% 120.1% 118.7% 117.9% 116.5% Debt/Equity 부채비율 37.6% 37.4% 32.9% 32.8% 32.4% 33.0% 32.7% Net Debt/Equity 31.0% 30.1% 29.7% 순부채비율 4Q 19 1Q 20 2Q 20 3Q 20 4Q 20 1Q 21 2Q 21 3Q 21 4Q 21 1Q 22 9

K-IFRS / Separate 4 CAPEX • CAPEX executed KRW 346.4 bn in 1Q22 (Unit: KRW bn) 3,257 2,872 2,855 2,514 2,397 2,359 2,250 1,977 346 2014 2015 2016 2017 2018 2019 2020 2021 1Q22 10

1 1Q22 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 11

K-IFRS / Separate 1 KT – Telco B2C • Telco B2C rev. up +1.2% YoY with premium subs and contents bundle subscription services expansion • 5G subscribers grow to account for 50% of handset subscribers, driving wireless revenue growth (Unit: KRW bn) 1Q21 4Q21 1Q22 QoQ YoY Telco B2C 2,325.6 2,335.8 2,353.5 0.8% 1.2% 0.3% 1.9% Wireless 1,508.5 1,533.1 1,537.6 Broadband 576.0 574.8 591.1 2.8% 2.6% -1.4% -6.8% Telephony 241.1 227.9 224.8 Wireless Subscribers (Unit: Thousands) Broadband Subscribers (Unit: Thousands) 23,060 22,799 22,621 22,735 22,427 9,531 9,455 9,432 9,359 9,276 4,402 5,012 5,614 6,373 6,941 65.8% 65.5% 64.9% 65.1% 64.5% 14,364 14,373 14,331 14,163 14,052 3,392 3,304 3,204 3,069 3,124 5,332 5,616 4,994 5,124 5,201 1Q21 2Q21 3Q21 4Q21 1Q22 1Q21 2Q21 3Q21 4Q21 1Q22 nd Subscribers % of GiGA ■ 5G ■ Handset(5G incl.) ■ 2 device /IoT ■ MVNO 12

K-IFRS / Separate 2 KT – DIGICO B2C • DIGICO B2C rev. up +4.7% YoY with balanced growth in both media and mobile platform business • IPTV rev. up +9.3% YoY with subs and platform revenue expansion, driving growth of media business (Unit: KRW bn) 1Q21 4Q21 1Q22 QoQ YoY DIGICO B2C 524.4 537.4 549.3 2.2% 4.7% 2.1% 4.8% Media 473.3 485.9 496.0 Mobile Platform 51.1 51.5 53.3 3.4% 4.3% IPTV Biz DIGICO B2C 476.3 486.3 YoY +9.3% 470.6 463.5 QoQ +2.1% Revenue 445.1 IPTV (Unit: KRW bn) Media Seezn OTT 9,236 9,143 9,122 9,021 Subscribers 8,893 Media and etc. (Unit: Thousands) *Finance Platform Mobile **Contents Market Platform IoT 1Q21 2Q21 3Q21 4Q21 1Q22 * Finance Platform : Mobile payment, Authentification, Fintech and etc. ※ Number of IPTV subscribers above deviates from MSIT’s released figure below following IPTV law ** Contents Market : App market payment, One-store, Contents distribution and etc. -Number of KT pay TV subscriber is 8,141,601 in 1H 2021 (6 month average) 13

K-IFRS / Separate 3 KT – TELCO B2B • Corp. BB/data rev. up +3.7% YoY with increased data traffic and demand for high-speed lines • Corp. Telephony rev. up +14.3% YoY with increased demand for VoIP and telephony DX biz. expansion (Unit: KRW bn) 1Q21 4Q21 1Q22 QoQ YoY Telco B2B 485.4 500.8 519.7 3.8% 7.1% 3.5% 3.7% Corp. Broadband/Data 329.4 329.9 341.5 Corp. Telephony 156.0 171.0 178.3 4.3% 14.3% MVNO Subscribers TELCO B2B (Unit: Thousands) Leased Line, KORNET, VPN 5,616 Corp. Broadband/ 5,332 5,201 Global Data, Wholesale 5,124 Data 4,994 Internet Exchange MVNO Corporate Telephony Corp. Telephony Corporate Intelligent Network 1Q21 2Q21 3Q21 4Q21 1Q22 14

K-IFRS / Separate 4 KT – DIGICO B2B • DIGICO B2B rev. up +10.5% YoY due to rapid growth of AICC and growing demand for DX • Cloud/IDC rev. up by +14.7% YoY. Established a company specialized in digital infrastructure, ‘kt cloud’ (Unit: KRW bn) 1Q21 4Q21 1Q22 QoQ YoY DIGICO B2B 488.5 518.6 539.6 4.1% 10.5% 0.5% -0.8% Enterprise DX 264.6 261.2 262.5 Cloud/IDC 108.5 117.2 124.4 6.2% 14.7% 13.9% 40.7% AI/New Biz 76.3 94.2 107.4 Real Estate 39.2 45.9 45.4 -1.3% 15.8% DIGICO B2B Enterprise Messaging AICC, AI Robot Managed, Enterprise IoT Smart Mobility Enterprise DX Global ICT AI/ New Biz Smart Space solution ICT and etc. Blockchain, Energy, Video Security Cloud New Biz and etc. Cloud/IDC IDC Real Estate 15

K-IFRS / consolidated(each subsidiary) 5 Major subsidiaries • BC card rev. grew +7.5% YoY due to recovery of consumer sentiment • Contents subsidiaries rev. up +35.5% YoY with business and portfolio expansion Subsidiaries Revenue (Unit: KRW bn) 1Q21 4Q21 1Q22 QoQ YoY -4.5% 7.5% BC card 839.5 945.2 902.2 -0.8% 44.2% Skylife 166.9 242.8 240.8 Contents subsidiaries 199.6 276.2 270.4 -2.1% 35.5% KT estate 62.6 336.0 150.5 -55.2% 140.3% ※ BC card : VP, Smartro etc. incl. / KT estate : kt AMC etc. incl. ※ Contents Subsidiaries : Nasmedia(PlayD incl.), KT alpha, KT Studiogenie(Genie music, Storywiz, KT Seezn and others incl.) OP contribution by subsidiaries in total (Unit: KRW bn) 277.5 196.7 124.7 123.3 89.2 85.5 78.2 47.7 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 16

1 1Q22 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 17

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	1Q 21	2Q 21	3Q 21	4Q 21	1Q 22
Operating revenue	**6,029.4**	**6,027.6**	**6,217.4**	**6,623.6**	**6,277.7**
Service revenue	**5,230.4**	**5,336.8**	**5,402.4**	**5,758.1**	**5,565.5**
Handset revenue	**799.1**	**690.9**	**815.0**	**865.5**	**712.2**
Operating expense	**5,585.2**	**5,551.8**	**5,835.0**	**6,254.1**	**5,651.1**
Service expense	**4,716.8**	**4,809.8**	**4,955.6**	**5,285.3**	**4,884.2**
Labor cost	1,024.2	1,025.5	1,090.0	1,076.1	1,040.4
General expense	2,320.7	2,380.9	2,447.7	2,601.2	2,471.0
Cost of svc provided	757.4	795.0	835.8	987.0	799.6
Selling expense	614.4	608.4	582.0	620.9	573.2
Cost of device sold	**868.5**	**741.9**	**879.4**	**968.8**	**766.9**
Operating income	**444.2**	**475.8**	**382.4**	**369.4**	**626.6**
N-OP income (loss)	**24.0**	**46.8**	**97.9**	**137.9**	**15.6**
N-OP income	245.0	145.6	307.6	335.8	223.2
N-OP expense	226.7	126.8	273.8	216.1	204.0
Equity Method (G/L)	5.7	28.1	64.1	18.2	-3.6
Income bf tax	**468.2**	**522.7**	**480.3**	**507.2**	**642.2**
Income tax	141.7	151.9	142.6	82.9	186.8
Net income	**326.5**	**370.8**	**337.7**	**424.4**	**455.4**
NI contribution to KT	302.6	338.8	310.9	404.6	409.8
EBITDA	**1,345.3**	**1,373.2**	**1,277.5**	**1,283.5**	**1,518.3**
EBITDA Margin	22.3%	22.8%	20.5%	19.4%	24.2%

Consolidated	1Q 21	2Q 21	3Q 21	4Q 21	1Q 22
Operating revenue	**4,574.5**	**4,478.8**	**4,664.7**	**4,669.5**	**4,608.4**
Service revenue	**3,824.0**	**3,867.3**	**3,920.1**	**3,892.7**	**3,962.1**
Handset revenue	**750.4**	**611.5**	**744.6**	**776.8**	**646.2**
Operating expense	**4,208.5**	**4,127.6**	**4,405.6**	**4,577.5**	**4,178.5**
Service expense	**3,443.8**	**3,531.7**	**3,662.8**	**3,743.2**	**3,516.0**
Labor cost	569.0	567.1	629.3	542.7	549.3
General expense	1,644.8	1,714.9	1,763.9	1,863.6	1,692.8
Cost of svc provided	584.4	594.9	634.4	649.2	646.4
Selling expense	645.6	654.9	635.2	687.7	627.4
Cost of device sold	**764.7**	**595.9**	**742.8**	**834.3**	**662.5**
Operating income	**366.0**	**351.2**	**259.1**	**92.0**	**429.9**
N-OP income (loss)	**86.3**	**50.2**	**50.2**	**66.4**	**99.2**
N-OP income	289.3	148.6	279.9	268.1	268.7
N-OP expense	203.0	98.4	229.7	201.7	169.6
Equity Method (G/L)					
Income bf tax	**452.2**	**401.4**	**309.3**	**158.3**	**529.1**
Income tax	117.9	104.6	80.6	27.8	138.1
Net income	**334.4**	**296.8**	**228.7**	**130.6**	**391.0**
NI contribution to KT					
EBITDA	**1,173.6**	**1,159.4**	**1,061.1**	**891.8**	**1,217.1**
EBITDA Margin	25.7%	25.9%	22.7%	19.1%	26.4%

18

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	1Q 21	2Q 21	3Q 21	4Q 21	1Q 22
Assets	**33,547.6**	**34,139.0**	**35,831.2**	**37,159.3**	**37,301.1**
Current assets	**11,567.1**	**11,695.3**	**11,897.4**	**11,858.4**	**12,189.9**
Cash & cash equi.	2,753.1	3,097.0	3,088.9	3,019.6	2,682.2
Trade & other rec	4,029.5	3,785.5	4,156.5	3,869.8	4,074.7
Inventories	591.9	474.1	406.6	514.1	1,406.5
Other current asset	4,192.6	4,338.8	4,245.3	4,454.8	4,026.4
- Prepaid_Contract cost	1,310.8	1,279.0	1,291.8	1,305.0	1,304.2
- Contract assets	415.8	441.5	482.8	510.6	522.9
Non-current assets	**21,980.5**	**22,443.6**	**23,933.8**	**25,301.0**	**25,111.3**
Trade & other rec	945.3	958.5	814.3	809.4	671.6
Tangible assets	13,877.4	13,627.3	13,720.8	14,464.9	14,272.6
Other current assets	7,157.8	7,857.8	9,398.7	10,026.7	10,167.0
- Prepaid_Contract cost	448.2	447.7	472.4	496.3	486.8
- Contract assets	209.4	219.5	230.8	234.5	225.5
Liabilities	**18,209.7**	**18,475.2**	**19,733.7**	**20,592.1**	**20,707.3**
Current liabilities	**9,271.5**	**8,325.7**	**9,381.3**	**10,072.4**	**9,883.5**
Trade & other payables	5,969.6	5,741.7	6,155.8	6,641.4	6,548.3
Short-term borrowings	1,449.0	945.9	1,588.2	1,731.4	1,583.7
Others	1,853.0	1,638.1	1,637.3	1,699.6	1,751.6
- Contract liabilities	321.2	288.5	270.4	274.6	276.1
Non-current liabilities	**8,938.2**	**10,149.5**	**10,352.4**	**10,519.7**	**10,823.7**
Trade & other payables	690.4	1,178.9	1,082.7	1,338.8	1,061.8
Long-term borrowings	6,275.7	6,809.8	6,807.9	6,706.3	7,311.3
Others	1,972.1	2,160.8	2,461.8	2,474.7	2,450.7
- Contract liabilities	50.0	43.9	43.7	49.1	44.7
Equity	**15,337.9**	**15,663.8**	**16,097.5**	**16,567.2**	**16,593.8**
Retained earnings	12,113.9	12,506.1	12,821.7	13,287.4	13,234.9

KT Separate	1Q 21	2Q 21	3Q 21	4Q 21	1Q 22
Assets	**27,693.7**	**28,203.4**	**28,607.5**	**29,362.4**	**29,305.6**
Current assets	**7,287.3**	**7,254.5**	**7,533.0**	**7,167.0**	**7,443.7**
Cash & cash equi.	1,564.4	1,926.7	1,829.5	1,708.7	1,496.0
Trade & other rec	3,353.6	3,069.8	3,430.9	3,092.4	3,326.0
Inventories	349.8	262.2	186.6	289.3	333.6
Other current asset	2,019.6	1,995.9	2,086.1	2,076.6	2,288.0
- Prepaid_Contract cost	1,372.7	1,347.9	1,360.9	1,381.5	1,383.2
- Contract assets	360.6	390.2	428.3	450.3	459.1
Non-current assets	**20,406.4**	**20,948.9**	**21,074.5**	**22,195.3**	**21,861.9**
Trade & other rec	898.9	906.8	760.2	750.8	608.6
Tangible assets	11,725.9	11,511.7	11,463.6	12,021.1	11,806.6
Other current assets	7,781.6	8,530.4	8,850.7	9,423.4	9,446.7
- Prepaid_Contract cost	441.5	442.5	461.7	486.2	476.3
- Contract assets	134.7	149.7	163.8	169.4	164.3
Liabilities	**14,681.3**	**14,877.6**	**15,016.2**	**15,497.5**	**15,509.5**
Current liabilities	**6,563.9**	**5,767.9**	**6,419.4**	**6,968.7**	**6,910.1**
Trade & other payables	4,409.4	3,987.6	4,240.0	4,792.1	4,631.1
Short-term borrowings	1,204.5	823.8	1,196.0	1,338.2	1,267.7
Others	950.0	956.4	983.4	838.4	1,011.3
- Contract liabilities	316.0	295.3	281.7	286.4	280.5
Non-current liabilities	**8,117.4**	**9,109.7**	**8,596.8**	**8,528.8**	**8,599.4**
Trade & other payables	1,206.2	1,874.9	1,731.6	1,958.0	1,644.4
Long-term borrowings	5,973.1	6,265.5	5,947.2	5,611.4	6,007.6
Others	938.1	969.3	918.1	959.4	947.4
- Contract liabilities	50.0	44.2	44.0	47.9	44.6
Equity	**13,012.4**	**13,325.8**	**13,591.3**	**13,864.9**	**13,796.1**
Retained earnings	11,221.4	11,517.5	11,746.6	11,931.5	11,859.8

19

K-IFRS / Separate

3 Subscribers

Wireless	1Q 21	2Q 21	3Q 21	4Q 21	1Q 22	QoQ	YoY
Subscribers (Unit: Thousands)[1]							
Total	22,427	22,621	22,735	22,799	23,060	1.1%	2.8%
Net additions	122	194	114	64	261	310.5%	113.8%
Gross additions	1,165	1,041	986	1,064	1,039	-2.3%	-10.8%
Deactivation[2]	1,043	847	871	1,000	792	-20.8%	-24.1%
Churn rate	1.6%	1.3%	1.3%	1.5%	1.2%	-0.3%p	-0.4%p
LTE	15,739	15,504	15,161	14,662	14,454	-1.4%	-8.2%
5G	4,404	5,014	5,617	6,378	6,949	9.0%	57.8%
LTE+5G Penetration rate	89.8%	90.7%	91.4%	92.3%	92.8%	0.5%p	3.0%p
ARPU (KRW)[3]	31,151	31,429	31,815	31,825	32,308	1.5%	3.7%

Note 1) Subscribers: MSIT's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)

Note 2) Deactivation: Mandatory deactivation included

Note 3) ARPU = Wireless revenue* / Wireless subscribers**

* Wireless revenue(3G, LTE, 5G, IoT included): Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included

** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter

Fixed Line/IPTV	1Q 21	2Q 21	3Q 21	4Q 21	1Q 22	QoQ	YoY
Subscribers (Unit: Thousands)							
Telephony	13,460	13,329	13,218	13,096	12,969	-1.0%	-3.6%
PSTN	10,311	10,169	10,037	9,905	9,768	-1.4%	-5.3%
VoIP	3,149	3,159	3,180	3,191	3,201	0.3%	1.6%
Broadband	9,276	9,359	9,432	9,455	9,531	0.8%	2.8%
IPTV (OTV+OTS)	8,893	9,021	9,122	9,143	9,236	1.0%	3.9%

※ Number of IPTV subscribers above deviates from MSIT's released figure below following IPTV law
- Number of KT pay TV subscriber is 8,141,601 in 2H 2020 (6 month average)

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